November 19, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Timothy A. Geishecker, Senior Counsel

Re:	Eaton Corporation Definitive 14A Proxy Statement Filed on March 16, 2007 File Number 001-01396
Dear Mr. Geishecker:
Eaton Corporation, an Ohio corporation (“we,” “us” or the “Company”), is submitting this letter in response to the comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated September 26, 2007 (the “Comment Letter”) with respect to the Company’s definitive proxy statement on Schedule 14A filed March 16, 2007 (the “Proxy Statement”).
Below are the Company’s responses to each comment presented in the Comment Letter. For the convenience of the Staff, we have repeated each comment before the related response.
General Comments
1.	Several sections of your executive compensation disclosure contain extraneous disclosure or descriptions that could be presented without repetitious explanations. For example, in your description on page 26 regarding Chairman and Chief Executive Officer Compensation,” you repeat information previously disclosed, beginning with “[a]s described above.” Please include only material information.

Response:

In preparing the Proxy Statement, we attempted to avoid repetition whenever possible, but, in some situations, repeated information where we felt it would help clarify the description of certain processes for the reader. We have, however, noted

November 19, 2007
the Staff’s observation and, in future filings, will make every effort to minimize extraneous disclosure and descriptions.
Compensation Discussion and Analysis, page 14
2.	Please explain more specifically how you determined the amounts executives were paid. For example, the disclosure on pages 18 and 19 describes the mechanics of the Executive Incentive Compensation Plan yet there is minimal discussion of how you determined actual payouts under Plan. Please provide disclosure that not only sets forth the amount of 2006 incentive compensation but also provides substantive analysis and insight into how these amounts were determined. Refer also to the disclosure relating to the Executive Strategic Incentive Plan and your 2006 stock option grants, which does not explain in sufficient detail how the Committee determined the specific compensation awards. Although your disclosure indicates that, from a general standpoint, the Committee gives some weight to the extent to which compensation of your named executive officers compares to the companies against which you benchmark compensation, please provide a reasonably complete analysis of the specific factors the Committee considered in ultimately approving particular pieces of each named executive officers’ compensation package. Lastly, describe the reasons why the Compensation Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) and (vi) of Regulation S-K.

Response:

In our description of the Company’s short-term and long-term incentive compensation award practices and equity grant practices, we attempted to describe fully the decision-making processes of the Compensation and Organization Committee of the Board of Directors (the “Committee”). These processes are not formulaic, but rather take into consideration both objective and subjective factors when determining the amount of actual incentive award payouts and the size of equity awards for our named executive officers.

In the case of our annual and long-term incentive plans, each named executive officer’s target award opportunity is evaluated against the outcome of pre-established objective and subjective performance factors. The objective factors involve the Company’s actual performance (for the last completed fiscal year in the case of the annual incentive plan and for the performance period to date in the case of the long-term incentive plan) as compared to the pre-established Earnings Per Share and Cash Flow Return on Gross Capital performance goals established by the Committee at the beginning of the award periods for each plan. The subjective factors take into consideration each named executive officer’s individual performance rating, as described below.

First, each named executive officer’s target award opportunity is adjusted to reflect the Company’s actual performance compared against the Earnings Per Share and Cash Flow Return on Gross Capital goals.

November 19, 2007
This adjusted target award opportunity is then multiplied by the named executive officer’s individual performance rating for the year to determine the amount of his or her final incentive award.

As noted on Page 18 of the Proxy Statement, these individual performance ratings can range from 0% to 150%. The actual ratings for the named executive officers ranged from 110% to 120% for purposes of the 2006 annual Executive Incentive Compensation (EIC) Plan awards and 105% to 120% for purposes of the long-term 2003 — 2006 Executive Strategic Incentive Plan (ESIP) awards. In 2006, the individual performance ratings established by the Committee for each named executive officer for the ESIP award calculations were set at approximately the average of their individual EIC Plan ratings for each of the four years in the performance cycle.

In establishing the individual performance ratings for purposes of the EIC Plan for each named executive officer, the Committee takes into consideration a variety of objective and subjective factors. As described on Page 18 of the Proxy Statement, these ratings take into account “factors such as the officer’s overall performance appraisal, unanticipated challenges and opportunities, actual performance against profit plan, personal objectives and general economic conditions”. While not fully set out in the Proxy Statement, the subjective factors that the Committee considered prior to establishing each named executive officer’s individual performance rating for purposes of the EIC Plan in 2006 included an assessment of their:
•	Ability to think and act strategically (how the executive uses his or her business acumen, vision, and intellectual rigor in shaping his or her function or business)

•	Ability to get results (the executive’s drive, change management skills, adaptability, and how he or she leverages resources in building his or her function or business)

•	Ability to sustain a high performance level and demonstrate that he or she can get results in “the right way” (i.e. demonstrating high personal values)

•	Ability to build organizational capability for the Company (how the executive holds him or herself and others accountable for superior results, done the right way; and how he or she develops, mentors, and motivates others)

•	Ability to demonstrate a strong leadership style (the executive’s interpersonal communication skills and professional presence).
As described at the top of Page 19 of the Proxy Statement, when establishing annual equity awards for the named executive officers, the Committee takes into consideration the same objective and subjective performance factors as it uses in making incentive award decisions. The Committee also considers conditions in the marketplace for executive talent in deciding whether or not to approve any additional equity awards to enhance the Company’s ability to retain its key executives. In 2006, the Committee did not exercise its discretion to make additional equity awards for retention purposes.

November 19, 2007
In future filings, we will discuss the specific items of corporate and individual performance (both objective and subjective) that are taken into account in making compensation decisions about short-term and long-term incentive compensation award payouts and equity award grants. We also will address how these compensation elements are structured and implemented to reflect these performance items (including whether discretion can be or has been exercised) and explain the reasons why the Committee decided that the amounts paid to each named executive officer were appropriate in light of the various items it considered in making specific compensation decisions.

3.	Please provide quantitative disclosure of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific items of company performance and the individual objectives used to determine incentive amounts and describe how you structure your incentive awards around such performance goals and individual objectives. Please note that you need to present qualitative goals in order to meet the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in a competitive harm such that you may exclude the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and discuss how difficult it will be for you to achieve the target levels or other factors. To this extent, general statements such as those appearing on page 17 that the objectives are “stringent” or “demanding” are not sufficient. Rather, please address the relationship between historical and future achievement and discuss the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives. Please see Instruction 4 to Item 402(b) of Regulation.

Response:

After a full review and discussion with our Board of Directors regarding the potential for competitive harm, we decided not to disclose the detailed quantitative financial performance targets for our short-term and long-term incentive compensation plans. Our rationale for withholding this information is as follows:
•	While we have publicly shared with investors and financial analysts our 2006 — 2010 goals for revenues, earnings per share growth, return on invested capital, and free cash flow, as we described on pages 17 and 20 of the Proxy Statement, and we regularly update investors on the expected growth in Eaton’s weighted average end markets (an important insight when evaluating the difficulty of relative performance in our businesses), we use different financial measures (Earnings Per Share (EPS) growth and Cash Flow Return on Gross Capital (CFROGC)) as the metrics that underlay the EIC Plan (our annual bonus plan) and ESIP (our four-year long-term incentive plan).

•	We believe the disclosure of our actual EPS and CFROGC targets would provide our competitors with valuable strategic information which is not otherwise obtainable by them. For example, disclosure of our EPS goals would enable

November 19, 2007
them to derive rough approximations of our economic forecast, gross margins, overall expense levels, and annual investments. Likewise, CFROGC is a measure that reflects the relationship between the Company’s cash flows and capital resources while eliminating the effects of significant accounting charges that do not affect cash flow. Disclosing the specific targets that have been set for this measure would provide competitors with insight into how we have constructed our strategic business plans that could potentially damage our competitive position in the marketplace.
•	In setting the non-corporate metric elements of EIC Plan and ESIP performance, we use numerous business group specific metrics that are not otherwise publicly disclosed — such as market share, growth in designated geographies or with targeted customers, productivity statistics, implementation of specific elements of the Company’s business system and key talent metrics regarding the organizational capacity of our business. We believe that identifying each of these elements would cause the Company competitive harm when analyzed under the standard embodied in Exemption 4 of the Freedom of Information Act. For example, disclosure of market shares could be used by a competitor to pinpoint specific product areas of strength or weakness and enable them to adjust their business strategy accordingly. Similarly, to disclose growth targets in geographic regions or specific customers would provide competitors with a “roadmap” to respond to or attack the Company’s strategic growth plans. Identifying the elements of the Company’s business system, and providing detail concerning talent metrics and organization capability would be competitively harmful in terms of attraction and retention of talent.
•	Based upon these points, the Company feels it has sufficient basis under the standard embodied in Exemption 4 of the Freedom of Information Act to keep its specific annual and multi-year EPS and CFROGC targets, and the named officers’ specific business and leadership targets, confidential.

As outlined in our response to Comment No. 2 above, we also use a number of non-financially-oriented subjective factors in determining incentive compensation plan award payouts for our named executive officers, which consist primarily of leadership goals. The impact of these subjective factors, which the Committee takes into consideration in setting award payouts cannot be quantified.

Each year the Committee conducts a rigorous annual performance calibration process based upon a comprehensive analysis of the Company’s performance compared to that reported for our peer companies and uses these results as the basis for the performance goal setting process for both the EIC Plan and the ESIP. The Company is aware of the requirement to discuss how difficult it will be for the Company to achieve the undisclosed quantitative EPS and CFROGC target levels for each of these plans and how likely it will be for the named executive offices to meet these targets. On Page 20 of the Proxy Statement, we provided a detailed description of how the Committee establishes incentive payout target levels under the ESIP and how these targets relate to the expected median and 75th percentile performance levels of our diversified industrial peer group. This peer group is disclosed on Page 16 of the Proxy Statement in a section which describes our Peer Group Pay and Performance Analysis process. In setting the annual performance targets under the EIC Plan, the Committee uses a similar approach to drive pay for performance.

November 19, 2007
In addition to considering the results of the annual peer group performance analysis, the Committee also takes into consideration the Board approved annual profit plan, and the consensus EPS estimates for the Company as projected by the “sell-side” analysts who follow and report on the Company. For the 2006 EIC Plan, the Committee set performance targets such that incentive awards at 100% of the individual participant’s Target would only be paid if the Company performed at or above the market’s consensus EPS expectations.

In future filings, we will continue to describe how difficult it will be for our named executive officers or how likely it will be for the Company to achieve any undisclosed target levels or other performance factors.
4.	You provided minimal analysis of the effect individual performance has on compensation awards despite disclosure indicating that you make compensation-related decisions in connection with non-quantitative achievements. For example, on pages 17, 18, 22 and elsewhere, you provide disclosure of percentages that attempt to place in context the target awards for the executives, however, it is unclear what these target goals are from your disclosure. Please provide more specific analysis as to how individual performance contributed to actual 2006 compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

As explained in some detail in the response to Comment No. 2 above, the calculation of individual incentive awards for our named executive officers is based on a number of factors, including the Company’s performance against pre-established corporate financial objectives and the Committee’s establishment of an individual ratings that reflect their subjective assessment of each named executive officer’s individual performance against both business group specific non-public metrics and non-financial leadership goals. As described above, it is not possible to quantify how each of these factors impacts individual compensation decisions.

We do not believe that it is in the best interests of our shareholders or our executives to disclose the Committee’s assessment of how each named executive officer performed against his or her individual leadership goals or to describe other sensitive personnel-oriented conclusions that the Committee may have reached with respect to each individual named executive officer.

In future filings, we will continue to identify the types of business unit non-public metrics and leadership criteria that the Committee considers and describe the related rigorous assessment process that the Committee conducts in evaluating and rating the overall individual performance of each named executive officer. Further, to the extent possible (but without divulging sensitive personnel information), we will describe how the qualitative inputs considered by the Committee are translated into objective pay decisions.

November 19, 2007
Use of Compensation Consultants, page 14
5.	Describe more specifically the involvement of each of the compensation consultants and their interaction with the Compensation and Organization Committee. Please address the nature and scope of each consultant’s assignment, including their role in determining and recommending compensation, their specific contributions and findings with respect to your pay practices and amounts, and any other material elements of the consultant’s functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response:

In future filings, we will describe the role of any compensation consultants in determining or recommending the amount or form of executive or director compensation, including the nature and scope of their assignment and the material elements of the instructions or directions given to the consultants.
Competitive Analysis and Benchmarking Processes, page 15
6.	You state that you seek to establish salary and incentive compensation at approximately the median of market practice. Please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. To the extent actual compensation was outside a targeted percentile range, please analyze the reasons why.

Response:

On Pages 15 and 16 of the Proxy Statement, we describe the Total Compensation Analysis and Planning Process that the Committee uses in reviewing competitive practice and in establishing a total compensation package for each named executive officer. While the Committee looks at competitive benchmarking data as part of this process, it does not explicitly track the final percentile ranking of each pay element for individual executives, nor does it seek to ensure that the amount of these pay elements, or the total compensation package, fall within a specific range. The median of market practice is the starting point for a subjective decision making process for setting individual pay elements for each executive’s total package. The Committee then adjusts these numbers after considering the executive’s recent and sustained performance, leadership attributes and other factors. As noted in the Proxy Statement, base salaries, annual bonus opportunities and annual stock option grants for each of the named executive officers were set at approximately the market median based upon the Company’s market analysis. As noted on Page 20 of the Proxy Statement, from time to time the Committee will grant restricted shares to key executives for retention purposes. When such awards are made to an executive, in the year of the grant, he or she would have total compensation (including the value of the award) that would exceed the market median. The Committee did not make any retention-based restricted stock grants in 2006 to the named executive officers.

November 19, 2007
In future filings, we will attempt to clarify better the process by which the Committee sets total compensation targets for our named executive officers and how these targets relate to market benchmarks.
Use of Tally Sheets, page 16
7.	Please address the committee’s analysis of the information contained in the tally sheets and how the evaluation of this information resulted in specific awards for the fiscal year or modifications to the manner in which you implement your compensation program.

Response:

In future filings, we will clarify that the Company’s compensation philosophy as approved by the Committee remains the guiding set of principles for establishing the initial compensation targets and for reviewing and approving final incentive awards for our named executive officers. We will also more clearly explain how the information contained in the tally sheets used by the Committee influenced decisions about individual compensation elements to the extent that such information is material to an investor’s understanding of our executive compensation program. In 2006, there were no material changes to individual compensation decisions or the Company’s compensation programs or their administration as a result of the Committee’s review and analysis of the tally sheets.
Chairman and Chief Executive Officer Compensation in 2006, page 25
8.	Although your provide an individualized discussion of Mr. Cutler’s compensation, please provide a more detailed discussion of why his compensation differs by such a wide degree compared to that of the other named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A.

Response:

For 2006, Mr. Cutler’s total compensation differed from that of our other named executive officers due to an accumulated difference reflecting competitive market practices over the past several years for chief executive officers of large industrial organizations (which reflect relative job responsibilities) compared to the pay practices for other executive positions, as well as increases in the value of his accumulated pension benefits (which are driven by his pay history and lengthy tenure with the Company).

In future filings, we will clarify for investors why Mr. Cutler’s compensation (or that of any other named executive officer) differs significantly from that of the other named executive officers to the extent that such information is material to an investor’s understanding of our executive compensation program.

November 19, 2007
Outstanding Equity Awards at December 31, 2006, page 19
9.	It does not appear that you have complied with Instruction 2 to Item 402(f)(2) of Regulation S-K as footnotes (3)-(8) to this table set forth the vesting schedule of the option awards without disclosing their grant dates. Please disclose by footnote to the applicable columns the vesting dates of option awards held at fiscal year end.

Response:

On page 32 of the Proxy Statement (which presents the Outstanding Equity Awards at Fiscal Year-End Table for 2006), we included an additional column on the left side of the table reporting the grant date for each of the individual equity awards reported in the table and then used footnotes to the table to describe details about the vesting schedule for each of these awards (referencing the relevant grant date).

In future filings, as the Staff has requested, we will move this grant date information to the footnotes to this table.
Potential Payments Upon Termination, page 36
10.	Please describe and explain how you determine the appropriate payment and benefit level under the various circumstances that trigger payments or provision of benefits under the change of control agreements. Also, in your Compensation Discussion and Analysis, discuss the rationale for decisions made in connection with these arrangements and how they fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Response:

Providing fair and reasonable employment termination compensation is consistent with the Company’s overall philosophy for compensating all employees, this practice is consistent with the practices found in similar companies, and these arrangements are a competitive necessity if we are to maintain our longstanding policy of not providing individual employment contracts to our executives. In addition, in 2006 and prior years, these programs have not influenced or affected the Committee’s decisions with respect to other compensation elements.

In future filings, we will more fully explain the Committee’s rationale for establishing guidelines or agreements that provide our named executive officers with compensation and benefits in the event of specified events, including termination of employment and a change in control of the Company.

November 19, 2007
Director Compensation Table, page 42
11.	For each director, disclose by footnote to the option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Items 402(k)(2)(iii) and (iv).

Response:

Please note that this information is provided in the third column from the left (column (d)) in the Director Compensation Table on page 42 of the Proxy Statement. As noted in footnote 2 to the table, the grant date fair values shown in this column were computed in accordance with FAS 123R. In future filings, we will also include a footnote to make it clear to investors that the Company did not provide certain compensation elements to our directors that are potentially reportable in the table (as was the case, in fiscal 2006, with respect to stock awards, non-equity incentive plan compensation, and all other compensation).
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in our 2007 proxy statement, that staff comments or changes to disclosure in responses to comments do not foreclose the Commission from taking any action with respect to our 2007 proxy statement, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned.
Sincerely,
/s/ David M. O’Loughlin
David M. O’Loughlin
Counsel — Corporate
Telephone: 216.523.4111
Fax: 216.479.7122
Email: DavidO’Loughlin@eaton.com